EXHIBIT 99.10

Elections for Directors filling expired terms

Date of events: 2016/06/25

Contents:

1.Date of occurrence of the change:2016/06/24

2.Appointment of or changed personnel (juristic-person director, juristic-person supervisor, independent director, natural-person director or natural-person supervisor):juristic-person director, independent director

3.Title, name and resume of the replaced personnel:

Representative of the Ministry of Transportation and Communications (MOTC) Lih-Shyng Tsai:Chairman& CEO of Chunghwa Telecom

Representative of the Ministry of Transportation and Communications (MOTC) Mu-Piao Shih:President of Chunghwa Telecom

Representative of the Ministry of Transportation and Communications (MOTC) Chih-Ku Fan:The deputy administrative minister of the MOTC.

Representative of the Ministry of Transportation and Communications (MOTC) Yu-Fen Hong:The director of the accounting department at the MOTC.

Representative of the Ministry of Transportation and Communications (MOTC) Yi-Bing Lin:Lifetime Chair Professor, NCTU

Representative of the Ministry of Transportation and Communications (MOTC) Chich-Chiang Fan:Chairman of Yuanta Commercial Bank Company Ltd.

Representative of the Ministry of Transportation and Communications (MOTC) Su-Ghen Huang:The director of the Department of Planning of the Directorate General of Budget, Accounting and Statistics at the Executive Yuan.

Representative of the Ministry of Transportation and Communications (MOTC) Shih-Peng Tsai:Consultant of Chunghwa Telecom Workers’ Union.

Independent Director Zse-Hong Tsai: Professor of electrical engineering at the National Taiwan University.

Independent Director Chung-Yu Wang: Chairman of China Steel Corporation.

Independent Director Yun-Tsai Chou:Professor of Information Management at the Yuan Ze University

4.Title, name and resume of the new personnel:

Representative of the Ministry of Transportation and Communications (MOTC) Lih-Shyng Tsai: Chairman & CEO of Chunghwa Telecom

Representative of the Ministry of Transportation and Communications (MOTC) Mu-Piao Shih: President of Chunghwa Telecom

Representative of the Ministry of Transportation and Communications (MOTC) Chih-Ku Fan: The deputy administrative minister of the MOTC.

Representative of the Ministry of Transportation and Communications (MOTC) Yu-Fen Hong: The director of the accounting department at the MOTC.

Representative of the Ministry of Transportation and Communications (MOTC) Yi-Bing Lin: Lifetime Chair Professor, NCTU

Representative of the Ministry of Transportation and Communications (MOTC) Chich-Chiang Fan: Chairman of Yuanta Commercial Bank Company Ltd.

Representative of the Ministry of Transportation and Communications (MOTC) Su-Ghen Huang: The director of the Department of Planning of the Directorate General of Budget, Accounting and Statistics at the Executive Yuan

Representative of the Ministry of Transportation and Communications (MOTC) Hsu-Hui Ho: Vice President of Public Affairs Dept of Chunghwa Telecom.

Independent Director Zse-Hong Tsai:Professor of electrical engineering at the National Taiwan University.

Independent Director Kuo-long WU: CEO of National Information Infrastructure Enterprise Promotion Association

Independent Director Lo-Yu Yen: Co-founder/Principal of AAMA Taipei Cradle Program

Independent Director JenRan Chen: Executive Board Director of Pixnet Digital Media Technology Co., Ltd

Independent Director Yung-Chen Chen: Chairman of Taiwan Asset Management Corporation

5.Type of the change (please enter: “resignation”, “discharge”, “tenure expired”, “death” or “new appointment” ): tenure expired

6.Reason for the change:tenure expired and the whole Board be elected

7.Number of shares held by the new personnel at the time of appointment:2,737,718,976 shares held by MOTC

8.Original term (from to ): from 2016/06/24 to 2019/06/23

9.Effective date of the new appointment:2016/06/24

10.Rate of turnover of directors of the same term:The whole Board is elected.

11.Rate of turnover of supervisor of the same term:NA

12.Rate of turnover of independent director of the same term:The whole Board is elected.

13.Change in one-third or more of directors (“Yes” or “No”):No

14.Any other matters that need to be specified:NA